September 15, 2004

Via Facsimile (908) 769-3232 and U.S. Mail

Oleg Loginov
President
948 US Highway 22
North Plainfield, NJ 07060

Re:	CDKNet.Com, Inc.
      Schedule 14F-1 filed on September 7, 2004
	File No. 5-58695

Dear Mr. Loginov:

	We have the following comments on the above-referenced filings.

Schedule 14F-1

1. It does not appear that you have fully satisfied the requirements of Rule 14f-1. In this regard, we have been unable to locate the information required by Item 7(d)(2), (f) and (h) of Schedule 14A. Please advise or revise to provide the required information.

2. Revise the disclosure in the "The Transactions" section to fully explain the issuance of 16,090,577 shares. For example, include a statement addressing the exemption from registration for the merger and the private placement upon which you are relying. Identify the parties to whom the common stock was sold in the private placement.
Disclose how many shares were issued, and to whom, in satisfaction of your consulting fees and Miletos`s bridge loan.

3. Provide the disclosure required by Items 7 and 8 of Schedule
14A
for the most recent completed fiscal year ended June 30, 2004.

Form 8-K

4. We are unable to locate an appropriate Form 8-K announcing the merger or providing the required disclosure. Please advise.


Closing Information

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please respond to our comments promptly and file your response letter, "tagged" as correspondence, via EDGAR. If you do not agree with the comment, tell us why in your letter. Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at
(202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

								Sincerely,


								Michael Pressman
								Office of Mergers
 and Acquisitions

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September 15, 2004
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE